UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WSI Industries, Inc.

(Exact name of registrant as specified in its charter)

000-00619
(Commission File Number)

Minnesota	41-0691607
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

213 Chelsea Road, Monticello, Minnesota	55362
(Address of principal executive offices)	(Zip Code)

Benjamin T. Rashleger

(763) 295-9202

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

WSI Industries Inc. (the “Company,” “we,” “our”) is filing a Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 (“the 2013 Conflict Minerals Report”) as an exhibit to this Form SD. The 2013 Conflict Minerals Report is also publicly available on our website at www.wsiindustries.com/company/investor-relations/.

Item 1.02 Exhibits

A copy of the Company’s 2013 Conflict Minerals Report is furnished as Exhibit 1.02 attached to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WSI INDUSTRIES, INC.

By:	/s/ Benjamin T. Rashleger
Benjamin T. Rashleger
Chief Executive Officer & President

Date: June 16, 2014